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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13G



                      Under the Securities Exchange Act of 1934
                                 (Amendment No. One)*



                              Davel Communications, Inc.
                              --------------------------
                                   (Name of Issuer)



                        common stock, par value $.01 per share
                        --------------------------------------
                            (Title of Class of Securities)



                                     238341 10 1
                       ---------------------------------------
                                    (CUSIP Number)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               / /  Rule 13d-1(b)
               /X/  Rule 13d-1(c)
               / /  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           (Continued on following page(s))

                                   Page 1 of 6 Pages

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-------------------------                                    -------------------
 CUSIP NO.   238341 10 1               13G                    PAGE 2 OF 6 PAGES
-------------------------                                    -------------------

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   1   NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ann Lurie
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) / /
                                                                         (b) / /
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   3   SEC USE ONLY

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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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                     5  SOLE VOTING POWER

                             813,700 (1)
                    ------------------------------------------------------------

      NUMBER
                     6  SHARED VOTING POWER
     OF SHARES

   BENEFICIALLY              217,059 (2)(3)
                    ------------------------------------------------------------
     OWNED BY
                     7  SOLE DISPOSITIVE POWER
       EACH
                             813,700 (1)
     REPORTING      ------------------------------------------------------------

      PERSON         8  SHARED DISPOSITIVE POWER

       WITH                  217,059 (2) (3)

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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,030,759 (3)
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  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
       Instructions)
                                                                             / /
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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
            9.3%
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  12   TYPE OF REPORTING PERSON (See Instructions)

            IN
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 (1) Consists of shares of Issuer common stock held by Ann Lurie, not individually but solely as trustee of the Ann Lurie Revocable Trust.

 (2) Consists of shares of Issuer common stock held by Ann Lurie, not individually but solely as co-trustee of the Robert H. and Ann Lurie Trust.

 (3) Includes 38,488 shares of Issuer common stock issuable to the Robert H. and Ann Lurie Trust upon exercise of warrants held by the Trust.

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CUSIP NO. 238341 10 1                SCHEDULE 13G                    PAGE 3 OF 6


     Item 1(a)  NAME OF ISSUER

                This Schedule 13G relates to the common stock, par value $.01 per share, of Davel Communications, Inc., a Delaware corporation (the "Issuer"). The percentages contained herein assume that there are 11,033,882 shares of Issuer common stock issued and outstanding as of December 31, 1999, as disclosed by the Issuer in its filings with the Securities and Exchange Commission.

     Item 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                The Issuer's principal executive offices are located at 10120 Windhorst Road, Tampa, Florida 33619.

     Item 2(a)  NAME OF PERSON FILING:

                This Schedule 13G is being filed by Ann Lurie, as sole trustee of the Ann Lurie Revocable Trust, a trust formed under the laws of the state of Illinois ("ALRT"), and as co-trustee of the Robert H. and Ann Lurie Trust, a trust formed under the laws of the state of Illinois ("RHALT").

     Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                The principal business address of each of ALRT, RHALT and Ms. Lurie is Two N. Riverside Plaza, Suit 1500, Chicago, Illinois 60606.

     Item 2(c)  CITIZENSHIP:

                Each of ALRT and RHALT are incorporated under the laws of the State of Illinois. Ms. Lurie is a citizen of the United States of America.

     Item 2(d)  TITLE OF CLASS OF SECURITIES:

                common stock, par value $.01 per share, of the Issuer

     Item 2(e)  CUSIP NUMBER:

                238341 10 1

     Item 3. If this statement is filed pursuant to Rule 13d-1(d), or 13d-2(b) or (c), check whether the person filing is a:

                (a) [  ] broker or dealer registered under Section 15 of the
                         Act.
                (b) [  ] bank as defined in Section 3(a)(6) of the Act.
                (c) [  ] insurance company as defined in Section 3(a)(19) of the
                         Act.
                (d) [  ] investment company registered under Section 8 of the
                         Investment Company Act.
                (e) [  ] investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E).
                (f) [  ] employee benefit Plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
                (g) [  ] parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
                (h) [  ] savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act.

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CUSIP NO. 238341 10 1                SCHEDULE 13G                    PAGE 4 OF 6

                (i) [  ] church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
                (j) [  ] group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Item 4.    Ownership.

          The following information sets forth the aggregate number and percentage of Issuer common stock owned by the Reporting Person as of the date of filing this Schedule.

     (1)  ANN LURIE:

          (a)   Amount beneficially owned:  1,030,759

          (b)   Percent of class:  9.3%

          (c)   Number of shares as to which the person has:

                    (i)       Sole power to vote or to direct the vote:  7.37%

                    (ii)      Shared power to vote or to direct the vote: 1.96%

                    (iii) Sole power to dispose or to direct the disposition of: 7.37%

                    (iv) Shared power to dispose or to direct the disposition of: 1.96%

     (2)  ANN LURIE REVOCABLE TRUST:

          (a)   Amount beneficially owned:  813,700

          (b)   Percent of class:  7.37%

          (c)   Number of shares as to which the person has:

                    (i)       Sole power to vote or to direct the vote:  7.37%

                    (ii)      Shared power to vote or to direct the vote:  0%

                    (iii) Sole power to dispose or to direct the disposition of: 7.37%

                    (iv) Shared power to dispose or to direct the disposition of: 0%

     (3)  ROBERT H. AND ANN LURIE TRUST:

          (a)   Amount beneficially owned:  217,059

          (b)   Percent of class:  1.96%

          (c)   Number of shares as to which the person has:

                    (i)       Sole power to vote or to direct the vote:  0%

                    (ii)      Shared power to vote or to direct the vote:  1.96%


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CUSIP NO. 238341 10 1                SCHEDULE 13G                    PAGE 5 OF 6


                    (iii) Sole power to dispose or to direct the disposition of: 0%

                    (iv) Shared power to dispose or to direct the disposition of: 1.96%

     Item 5.    Ownership of Five Percent or Less of a Class.

                Not applicable.

     Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                See Item 4.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

     Item 8.    Identification and Classification of Members of the Group.

                Not applicable.

     Item 9.    Notices of Dissolution of Group.

                Not applicable.

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CUSIP NO. 238341 10 1                SCHEDULE 13G                    PAGE 6 OF 6


     Item 10.   Certification.

                The undersigned hereby makes the following certification:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  February 3, 2000

                                            /s/ Ann Lurie
                                   ------------------------------------------
                                   Ann Lurie